UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Jackson, Mississippi

Audited Financial Statements

Years Ended December 31, 2009 and 2008

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Schedule

Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit Index	15

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the "Plan") as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi
June 23, 2010

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
	2009	2008
Investments, at fair value
Money market accounts	$7,469,009	$8,468,685
Fixed income mutual funds	10,630,678	7,810,677
Collective investment fund	26,568,168	23,507,022
Common stock of Trustmark Corporation	32,871,065	29,703,880
Equity mutual funds	72,009,187	54,065,789
Total investments	149,548,107	123,556,053
Receivables
Employer contributions	304,182	302,226
Participant contributions	234,052	220,581
Total receivables	538,234	522,807
Net assets, at fair value	150,086,341	124,078,860
Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts (Note 2)	(704,923)	(94,381)
Net assets available for benefits	$149,381,418	$123,984,479

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008
	2009	2008
Contributions
Employer	$5,163,269	$5,227,721
Participant	7,203,127	7,385,069
Other	72,166	399,161
Total contributions	12,438,562	13,011,951
Net investment income (loss)
Net appreciation (depreciation) in fair value of investments	15,719,007	(39,115,920)
Interest and dividends	3,289,782	5,706,367
Net investment income (loss)	19,008,789	(33,409,553)
Benefits paid to participants	(6,050,412)	(7,198,022)
Administrative fees	-	(2,122)
Net increase (decrease) in net assets available for benefits	25,396,939	(27,597,746)
Net assets available for benefits
Beginning of year	123,984,479	151,582,225
End of year	$149,381,418	$123,984,479

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment.

Plan Administration

Federated Retirement Plan Services serves as custodian of the Plan's assets. The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC"). If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution on the first day of the month following one year of service and 1,000 hours.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation.  The employer may also make discretionary contributions.  No discretionary contributions were made for the years ended December 31, 2009 and 2008.

Investment Options

Participants may direct investment of their account balance among several investment options.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported net assets available for benefits or change in net assets available for benefits.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.  The Plan's interest in a collective investment fund (the Federated Capital Preservation Fund) is valued based upon information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U. S. GAAP as of July 1, 2009.  The ASC is effective for interim and annual periods ending after September 15, 2009.  The ASC reorganizes the many U. S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure.  The ASC does not change or alter existing GAAP and adoption of the standard did not have any impact on the Plan's financial statements other than to revise references to certain authoritative literature.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, codified in ASC Topic 740 ("FASB ASC 740").  This standard clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return including the entity's status as a tax-exempt entity.  Additionally, FASB ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Plan adopted the standard effective January 1, 2009.  The Plan had no significant uncertain tax positions at the date of adoption or at December 31, 2009.  Accordingly, the adoption did not have a material effect on the Plan's financial position or changes in net assets.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.  Tax periods for all fiscal years after 2006 remain open to examination by the federal and taxing jurisdictions to which the Plan is subject.

In May 2009, the FASB issued ASC Topic 855, Subsequent Events ("FASB ASC 855").  The objective of FASB ASC 855 is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, Amendments to Certain Recognition and Disclosure Requirements, to address potential practice issues associated with FASB ASC 855.  The ASU eliminates the requirements for SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and reissued financial statements.  This change was immediately effective.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 3.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2009 or 2008, are as follows:

	2009	2008
Investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$32,871,065	$29,703,880
Investments at cost, which approximates fair value
Federated Capital Preservation Fund	26,568,168	23,507,022
Federated Prime Obligations Fund	N/A	8,468,685

During 2009 and 2008, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Change in investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$2,148,826	$(4,133,882)
Mutual funds	13,570,181	(34,982,038)
Net appreciation (depreciation) in fair
value of investments	$15,719,007	$(39,115,920)

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Note 4.  Tax Status

The IRS has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 5.  Related Parties

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2009 and 2008, dividends of $1,320,414 and $1,329,105, respectively, were received by the Plan from the Company.

Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

Note 6.  Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's financial statements.

Note 7. Fair Value Measurements

FASB ASC Topic No. 820, Fair Value Measurements and Disclosures ("FASB ASC 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 7.  Fair Value Measurements (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market accounts and mutual funds (Level 1):  Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Collective investment funds (Level 2):  Valued based on information reported by the investment advisor using audited financial statements of the collective trust at year-end (see Note 8).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Values as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Index funds	$10,511,543	$-	$-	$10,511,543
Balanced funds	9,270,732	-	-	9,270,732
Growth funds	52,226,912	-	-	52,226,912
Fixed income funds	10,630,678	-	-	10,630,678
Money market accounts	7,469,009	-	-	7,469,009
Total mutual funds	90,108,874	-	-	90,108,874

Common stocks
Financial services	32,871,065	-	-	32,871,065

Collective investment funds	-	26,568,168	-	26,568,168

Total assets at fair value	$122,979,939	$26,568,168	$-	$149,548,107

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 7. Fair Value Measurements (Continued)

	Assets at Fair Values as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds
Index funds	$8,449,404	$-	$-	$8,449,404
Balanced funds	7,185,691	-	-	7,185,691
Growth funds	38,430,694	-	-	38,430,694
Fixed income funds	7,810,677	-	-	7,810,677
Money market accounts	8,468,685	-	-	8,468,685
Total mutual funds	70,345,151	-	-	70,345,151

Common stocks
Financial services	29,703,880	-	-	29,703,880

Collective investment funds	-	23,507,022	-	23,507,022

Total assets at fair value	$100,049,031	$23,507,022	$-	$123,556,053

Note 8. Common Collective Trust Fund

The Plan invests in a benefit-responsive common collective trust fund with Federated Investors Trust Company ("Federated"), which invests in a money market mutual fund and guaranteed investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the common collective trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The common collective trust fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the common collective trust fund at December 31, 2009 and 2008 was $26,568,168 and $23,507,022, respectively.  The crediting interest rate of the associated guaranteed investment contracts are based on a formula agreed upon by the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS

Note 8. Common Collective Trust Fund (Continued)

any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Average yields:
	2009	2008
Ratio of year end market value yield to investments	3.53%	4.07%
Ratio of year end crediting rate to investments	3.70%	4.52%

Note 9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for plan benefits per the financial statements	$149,381,418	$123,984,479
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	704,923	94,381
Net assets available for plan benefits per the Form 5500	$150,086,341	$124,078,860

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2009, to the corresponding amounts shown on the Plan's Form 5500:

Total investment income per the financial statements	$15,719,007
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	610,542
Total investment income per the Form 5500	$16,329,549

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issue, Borrower,	(c) Description of Investment, including Maturity Date, Rate	Shares/Units		(e) Current
	Lessor, or Similar Party	of Interest, Collateral, Par, or Maturity Value	Held	(d) Cost	Value
	Money market accounts
	Federated	Prime Obligations Fund	7,469,009		$7,469,009

	Fixed income mutual funds
*	Performance Funds Trust	Short-Term Government Income Fund	277,273		2,750,543
*	Performance Funds Trust	Intermediate Term Government Income Fund	254,578		2,701,069
	American Funds	High Income Trust Fund	142,463		1,511,536
	Federated	Mortgage Institutional Services Fund	75,574		742,888
	Federated	Intermediate Corporate Bond Institutional Services Fund	53,272		524,729
	Federated	Total Return Bond Institutional Services Fund	220,783		2,399,913

		Total fixed income mutual funds			10,630,678

	Collective investment fund
**	Federated	Capital Preservation Fund	2,586,325		26,568,168

	Common stock fund
*	Trustmark Corporation	Common stock	1,458,344		32,871,065

	Equity mutual funds
*	Performance Funds Trust	Mid-Cap Equity Fund	865,057		7,162,672
*	Performance Funds Trust	Large-Cap Equity Fund	784,599		5,931,566
*	Performance Funds Trust	Leader's Equity Fund	167,397		1,009,403
*	Performance Funds Trust	Strategic Dividend Fund	43,904		406,988
	American Funds	Euro Pacific Growth Fund	46,776		1,764,377
	Davis	New York Venture Fund	51,639		1,599,774
	Federated	Kaufmann Fund	234,218		1,091,454
	Federated	Kaufmann Small-Cap Fund	33,852		673,654
	Federated	MDT Balanced Fund	345,223		3,797,448
	Federated	Mid-Cap Index Fund	189,953		3,348,871
	Franklin	Balance Sheet Investment Fund	99,946		4,268,675
	Franklin	Mutual Discovery Fund	250,687		6,698,351
	Goldman Sachs	Structured Small-Cap Equity Fund	212,549		1,985,211
	JP Morgan	Mid-Cap Value Fund	118,248		2,244,356
	Nationwide	Investor Destinations Aggressive Services Fund	240,867		1,820,957
	Nationwide	Investor Destinations Conservative Services Fund	72,596		712,167
	Nationwide	Investor Destinations Moderate Services Fund	463,144		4,033,987
	Nationwide	Investor Destinations Moderately Aggressive Services Fund	288,777		2,379,521
	Nationwide	Investor Destinations Moderately Conservative Services Fund	77,437		727,130
	Neuberger	Neuberger Berman Genesis Assets Advantage Fund	225,317		5,139,481
	Oppenheimer	Global Fund	46,848		2,483,420
	Oppenheimer	International Small Co Fund	111,459		2,184,602
	Oppenheimer	Main Street Small-Cap Fund	65,716		1,090,227
	Van Kampen	Growth & Income Fund	143,418		2,478,263
	T. Rowe Price	Growth Stock Fund	148,339		4,054,100
	Templeton	Foreign Fund	446,188		2,922,532

		Total equity mutual funds			72,009,187

		Total assets (held at end of year)			$149,548,107

*	Denotes party-in-interest based on the following relationship:
	Trustmark National Bank serves as investment advisor for Performance Funds Trust; Trustmark Corporation
	is the parent company of Trustmark National Bank.
**	Contract value totals $25,863,245.
(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer and Principal Financial Officer

DATE:	June 23, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23	Consent of Independent Registered Public Accounting Firm

15